Exhibit 99.1

CIBC on Human Rights:

Modern Slavery and Human Trafficking Statement

This statement sets out CIBC’s commitments and approach to upholding human rights enterprise-wide. We recognize that human trafficking, forced labour, and child labour, (“Modern Slavery”) in all its forms are violations of fundamental human rights and continue to monitor and mitigate these risks in our business activities and supply chains.

On behalf of Canadian Imperial Bank of Commerce (CIBC) and significant subsidiaries(1), this joint statement has been prepared in accordance with the United Kingdom’s Modern Slavery Act 2015, the Australian Modern Slavery Act 2018, and Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (“the Canadian Act”)(2), and is being provided to shareholders in accordance with the Canadian Act.

This statement sets out the steps taken by CIBC and relevant owned and controlled group entities (“CIBC”, “we”, “our”, or “us”), during the financial year ending October 31, 2024, to prevent Modern Slavery in all its forms, in our business operations and supply chains. This joint statement has been prepared in collaboration with relevant corporate divisions and representatives from each relevant group entity, applies to each of them, and has been approved by the Corporate Governance Committee on behalf of the Board of Directors of CIBC.

1. Who we are

CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders, clients, team members, communities, and shareholders. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, our approximately 48,000 regular employees(3) (44,000 in Canada) provide a full range of financial products and services to 14 million personal banking, business, public sector, and institutional clients in Canada, the U.S., and around the world.

2. Our commitment to human rights

At CIBC we are guided by our environmental, social, and governance (ESG) strategy and our purpose – to help make your ambition a reality. We consider the protection of human rights fundamental to the governance pillar within our ESG strategy – Building Integrity and Trust. We are committed to respecting and protecting human rights, which means that we do not tolerate any form of Modern Slavery, throughout our business and supply chains.

We are committed to upholding human rights by incorporating global industry practices enterprise-wide, including the United Nations Guiding Principles on Business and Human Rights, and promoting a fair, diverse, and inclusive work environment.

We comply with all applicable human rights laws and standards in the jurisdictions in which we operate, including laws addressing issues such as Modern Slavery, including human trafficking, forced and child labour, pay equity, employment equity, health and safety, discrimination, and harassment. We expect our team members, clients, suppliers, and other third-parties with whom we have a business relationship to share our commitment to respect human rights and to mitigate Modern Slavery risks.

(1)	See Note 25 (Significant subsidiaries) in CIBC’s 2024 Annual Report (page 182).
(2)

For the purpose of the Canadian Act, this is a joint statement by CIBC and the following related entities: CIBC Asset Management Inc., CIBC BA Limited, CIBC Investor Services Inc., CIBC Trust Corporation, CIBC World Markets Inc., CIBC Wood Gundy Financial Services Inc., and INTRIA Items Inc.

(3)

Refers to our regular (full-time and part-time) employees, who are working or on paid leaves, as at October 31, 2024. Excludes CIBC Caribbean, CIBC Mellon, temporary employees, retirees, unpaid leaves, and contingent workers.

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3. Our structure, operations, and supply chain

3.1 Structure and operations

CIBC has four business units – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance, and Enterprise Strategy, as well as other support groups. Outside of Canada, CIBC has wholly owned subsidiaries or offices in the United States, the United Kingdom, and Australia, among others.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services, and solutions through banking centres, as well as mobile and online channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking, and wealth management services to middle-market companies, entrepreneurs, and high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in four U.S. markets.

Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world.

European Operations - CIBC in the United Kingdom offers Capital Markets services as well as Innovation Banking (a unit of Commercial Banking and Wealth Management). In the European Union, CIBC in Luxembourg is a solely Capital Markets business.

Australian Operations - In Australia, CIBC operates Capital Markets businesses, including Corporate Banking, Global Markets sales, Investment Banking advisory, and Treasury.

3.2 Supply chain

We procure goods and services from a range of third-parties in different businesses including, but not limited to, information technology, telecommunications, real estate management, human resources, transportation, storage and mail services, research and analytics, marketing and advertising, consulting services, and office supplies. In some circumstances we procure tangible goods for distribution such as promotional and branded t-shirts, pens, etc. We typically do not import goods directly.

Third-party arrangements include outsourced activities, functions, and services that would otherwise be undertaken by CIBC and any other arrangement that involves the provision of goods and services or the storage, use or exchange of data, the delivery of business activities, and functions or processes to CIBC and/or our clients. Third- party arrangements can be provided by utilities, financial market infrastructures, outside consultants, networking arrangements, managed services, affiliates and subsidiaries, joint ventures, sponsorships, partnerships, no-fee contracts, among others. Third-party arrangements generally exclude bank clients.

The majority of third-parties that CIBC procures goods and services from are based in North America, with a minority of goods and services purchased from local third-parties in regions where we operate. The regional offices rely on the provision of goods and services from a number of local third-parties for services such as electricity, leases, telecommunications, and courier services.

4. Modern Slavery risks in CIBC’s operations and supply chain

Modern Slavery and other social risks can impact reputation and legal risk. Social risk is defined as the potential for negative impact on our financial position, operations, legal and regulatory compliance, or reputation stemming from social considerations associated with CIBC, an activity, transaction, product, client, third-party, or supplier. These social considerations include, but are not limited to, inclusive banking (for example, accessibility, reconciliation, racial equity), human rights (for example, Modern Slavery, freedom of opinion and expression), and social impacts related to climate change.

4.1 People risk

While the overall risk that our operations may cause or contribute to Modern Slavery with respect to our workforce may be low, given our largely skilled and experienced workforce and integrated approach to human rights, we are committed to providing a safe, fair, and respectful workplace and have robust human resources policies and procedures that support the protection of human rights. For additional information about our People policies, refer to our Sustainability Report.

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4.2 Client risk

As a financial services provider with clients in multiple jurisdictions, we recognize that when providing certain services, we may be exposed to clients who might engage in Modern Slavery and other violations of human rights. We have specific processes for identifying such risks and recognize certain examples of banking activities with heightened risk exposures:

•	Raising capital on behalf of an issuer for a particular transaction;
•	Providing banking services to a client who may directly be engaging in acts of human trafficking, Modern Slavery, or other violations of human rights;
•	Managing portfolios for clients whose own operations may serve to facilitate Modern Slavery; and
•	Investing in, or holding (on behalf of clients), securities of companies that might themselves compromise respect for human rights or have human rights issues in their supply chains.

We recognize that Modern Slavery risks are more prevalent in specific industries, entities, and conflict zones and will not proceed with financing when higher risk is identified.

4.3 Supply chain risk

Related to our third-party relationships, including subcontractor/supply chain, potential risks would include financial, operational, conduct, reputational, political, social, country, and natural hazard. CIBC conducts comprehensive risk assessments and due diligence of third-parties involved in our procurement activities and business relationships, both pre-contract and on a periodic, ongoing basis post-contract.

5. How we identify and address Modern Slavery risks

The Corporate Governance Committee (CGC) of CIBC’s Board of Directors has oversight over CIBC’s ESG strategy and ESG governance framework. The CGC reviews material public disclosure on CIBC’s ESG practices and performance, including how it conducts business in an ethical, socially responsible, and environmentally conscious manner for alignment with CIBC’s ESG strategy. Included in its responsibilities, the CGC annually reviews and approves this statement. CIBC’s other Board committees have oversight of the execution of specific elements of CIBC’s ESG strategy, aligned to their mandates. For additional information about CIBC’s ESG governance framework, refer to our Sustainability Report, and for additional information about CIBC’s Board of Director Mandates, refer to our website.

CIBC manages human rights risks, including Modern Slavery in all its forms, as a component of social risk as outlined in CIBC’s Global Environmental and Social Framework. This framework outlines roles and responsibilities for social risk management as a shared responsibility between multiple risk management teams, including Global Operational and Enterprise Risk Management, Environmental Risk Management, Conduct and Culture Risk, and Third Party Risk Management, in addition to regional risk management teams. It also outlines related policies and procedures, including those listed in this statement for how social risks, including human rights risks, are managed.

Social risks can impact reputation and legal risks. These risks are assessed and mitigated according to the policies and related procedures followed for managing reputation and legal risks, including through the Reputation Risk Management Framework, Global Reputation and Legal Risk Policy, and business-specific procedures. As part of our due diligence process, we review and assess salient human rights impacts, including Modern Slavery risk, in our workplace and throughout our operations, including our financing, investment, and supply chain activities.

Key policies supporting Modern Slavery prevention in our business and supply chains

We are working continuously to prevent Modern Slavery, including human trafficking, forced and child labour, and other human rights violations and have a number of risk management frameworks, policies, standards, and procedures that guide the management of social risks.

Policy	Description	How this supports CIBC in mitigating Modern Slavery risk
CIBC Code of Conduct

Our Code of Conduct (“Code”) sets out an integrated framework of key principles, policies, guidelines, and processes designed to empower team members to act in a manner consistent with the highest standards of ethical and professional conduct.

Our Code promotes a culture of respect and compliance and establishes the standards we have in place for how we should behave and treat others. It also sets out that team members comply with the law and regulatory requirements, including applicable human rights laws, and that they must raise their concerns if they have questions, feel something is wrong, or are aware of situations that may be damaging to CIBC or our stakeholders.

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Policy	Description	How this supports CIBC in mitigating Modern Slavery risk
Conduct and Culture Risk Framework	CIBC’s Conduct and Culture Risk Framework is integrated within CIBC’s overall Risk Management Framework and is operationalized through a set of policies, processes, and procedures in the following key areas: Team Member Conduct, Corporate Conduct, Third Party Conduct, Corporate Culture, Risk Culture, Compensation Practices, and Mandatory Training and Testing.	As set out in this framework, every team member is responsible for the identification and management of conduct and culture risk, including human rights violations with respect to CIBC’s employees.
Operational Risk Management Framework	Outlines the model for operational risk management used at CIBC, including the process for identifying operational risk in products, activities, processes, and systems.

CIBC utilizes a number of operational risk management tools to identify relevant inherent and residual operational risks. For example,

the Change Initiative Risk Assessment Process is followed if a new product or service might involve a social related risk.

Global Environmental and Social Framework	Provides an overview of how CIBC sets and operationalizes its ESG strategy and related policies, manages environmental and social risks, and manages ESG disclosures.

This framework outlines the established ESG governance framework that supports CIBC’s commitment to ESG and outlines accountabilities for the management of key ESG activities, including the management of human rights risks as a component of social risks.

CIBC Global Reputation and Legal Risk Policy and related procedures	Designed to safeguard our reputation through proactive identification, assessment, and management of potential reputational risks from both client-facing and non-client facing activities.

We have policies and practices in place to ensure that we do not knowingly finance transactions:

•  For a client that shows evidence of human rights abuses or evidence of Modern Slavery such as forced labour, human trafficking, or child labour in its workforce; and

•  For a client that shows evidence of human rights abuses or evidence of Modern Slavery such as forced labour, human trafficking, or child labour in its supply chain and the client is unable to demonstrate to the satisfaction of CIBC, an acceptable plan and time-frame in which to investigate and eliminate these risks.

Enterprise Anti-Money Laundering Framework	Enterprise-wide program which helps detect and deter money laundering and terrorist financing activities and comply with applicable regulatory requirements across our operating regions.	Transaction monitoring to detect money laundering, terrorist financing, or sanctions avoidance that may be linked to potential human rights violations such as Modern Slavery.
Anti-Bribery and Anti- Corruption (ABAC) Policy

Enterprise-wide ABAC Policy and Program designed to:

•  Minimize the risk of improper influence in connection with decisions made by team members, clients, third- parties, and others in connection with CIBC’s activities;

•  Achieve compliance with applicable ABAC regulatory requirements;

•  Prevent, detect, and respond to incidents of bribery and corruption; and

•  Protect CIBC’s reputation and brand.

Our Reputation Risk Management Framework, Conduct and Culture Risk Framework,

and ABAC Policy establish a common understanding of how we as an organization safeguard our culture, values, business,

and reputation, by acting ethically and with integrity in all our business interactions.

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Policy	Description	How this supports CIBC in mitigating Modern Slavery risk
Supplier Code of Conduct (the “Supplier Code”)	Sets out the principles, standards, and behaviours our Suppliers are expected to follow, including those related to employment practices and human rights.

Suppliers are required to adopt employment practices that comply with applicable laws in all jurisdictions in which they operate,

including practices that comply with Modern Slavery laws, and must not engage in practices associated with wage withholding, identity document retention, or restricting an individual’s movement.

Third Party Risk Management (TPRM) Policy	Outlines the structured process for the identification, assessment, and mitigation of risk and the ongoing monitoring, reporting, and oversight associated with CIBC’s third-party relationships.	The TPRM Policy in tandem with the Procurement Policy and the supporting TPRM Methodology and Procurement Methodology, mandate that potential risks are identified, assessed, and mitigated prior to contracting with third-parties, including assessing ESG practices and screening for human rights abuses such as Modern Slavery.

5.1 Our people

Our global Code sets out the standards we have in place for how we should behave and treat all stakeholders, including our clients, fellow CIBC team members, communities, and those who invest in our bank. Our Code also establishes that we:

•	Act with the highest standards of ethical and professional conduct;
•	Comply with the law and regulatory requirements, including applicable human rights laws;
•	Are responsible for knowing and adhering to the policies, guidelines, and processes that apply to us and our roles within our bank; and
•

Do not engage in, or tolerate, discrimination, harassment, sexual harassment, or violence of any sort, or any behaviour that is disrespectful or that does not align with our commitment to provide an inclusive, respectful, and safe workplace.

In addition to our Code, we have a number of other policies, guidelines, and processes that support our commitment to providing a safe and respectful workplace, including our Global Hiring Policy, discrimination, harassment and violence prevention policies, health & safety policies, and the Workplace Accommodation Program.

5.2 Our clients

We strive to avoid causing or contributing to adverse human rights impacts through our own business activities by:

•	Seeking to identify and assess risks to human rights for all prospective and existing clients and transactions through due diligence processes; and
•

Taking appropriate action to mitigate any such risks, which may include the exercise of leverage in our business relationships, drawing on independent expert advice, and evaluating whether relevant relationships should be pursued or maintained.

Before entering any business relationship, including corporate lending, financing, and asset management, we conduct appropriate due diligence to mitigate the risk of serving clients engaged in activities with potential adverse human rights impacts. This includes efforts to identify and assess human rights risks in the workforce and supply chain of the client.

Each strategic business unit or functional group owns the risks and is accountable and responsible for identifying and assessing the reputation risk inherent in their activities, in accordance with our risk appetite and compliance with CIBC’s Global Reputation and Legal Risks Policy. In addition, the strategic business unit or functional group establishes and maintains controls to mitigate such risks.

The Reputation Risk Program, including the governance and escalation processes to the relevant committees, provides oversight and effective challenge of risks and controls related to reputation risk, including guidance related to Modern Slavery. The Reputation Risk Program also works collaboratively with lines of business to develop and implement procedures to identify, assess, and escalate material reputation risks to the Reputation and Legal Risk Committee for Senior Executive review and consideration of next steps, as appropriate.

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Criminal conduct such as Modern Slavery and other human rights violations may be predicate offenses to money laundering. Our Anti-Money Laundering (AML) and Sanctions Program is committed to adhering to all applicable regulatory requirements pertaining to Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) and Sanctions compliance, including measures to identify and verify client information, monitor client transactions for unusual activity, and report suspicious activity to the relevant authorities in an effort to identify criminal activities, such as human trafficking, that may be linked to money laundering, terrorist financing, or sanctions avoidance.

As a signatory to the Equator Principles (adopted in 2003), we are committed to ensuring that environmental and social risk issues associated with financing projects are properly evaluated to ensure compliance with applicable standards. Our Environmental Credit Risk Management group directly participates in the credit evaluation process, reviews all transactions applicable to the Equator Principles, and provides training for lending and risk adjudication groups for compliance with the Equator Principles.

We strive to ensure all project financing affecting Indigenous peoples is in accordance with our commitment to the Equator Principles, including an informed consultation and participation process.

CIBC is also a signatory of the United Nations supported Principles for Responsible Investment that supports efforts to address social issues such as human rights, working conditions, and Modern Slavery within investment portfolios. Our Asset Management ESG Integration Framework includes the assessment of issuer risk related to human rights issues such as health and safety, privacy, supply chains, and significant controversies. Our analysis of sovereign bonds and currencies focuses on assessing the risks related to human rights issues, including the Global Slavery Index, United Nations Human Rights Convention, civil liberties, enforced disappearances, and child labour. We also provide equity and fixed income portfolios with specific responsible investment mandates. These portfolios have criteria set by the client and exclude securities of any companies that have had significant human rights violations or are involved in the tobacco, alcohol, weaponry, and other similar industries.

5.3 Our supply chain

Our Supplier Code of Conduct sets out the principles, standards, and behaviours we expect our suppliers to adhere to, including committing to upholding human rights and combating Modern Slavery. Suppliers must adhere to all applicable laws, rules, and regulations of the jurisdictions in which they operate, including but not limited to practices that:

•

Comply with applicable employment laws, including, without limitation, laws regarding minimum wage, minimum age of employment, working hours, overtime, hours free from work, health and safety, and human rights;

•	Prohibit all forms of forced or compulsory labour, and ensure they do not engage in the withholding of wages, retention of identity documents, and restriction of an individual’s movement; and
•	Comply with local labour laws permitting trade unions or other forms of employee representation.

We maintain the right to monitor third-party compliance to CIBC’s Supplier Code and review their control environment.

We have procedures in place to assess third-party risk and to govern our contracted third-party relationships. Due diligence reviews of prospective, new, and existing third-parties require consideration of potential human rights risks, regulatory violations, and other ESG factors. Due diligence includes document reviews, site reviews, identification of subcontractors, and assessing the region(s) a third-party operates in.

Ongoing governance activities include news monitoring to help identify red flags or indicators of Modern Slavery in our supply chain. Within all contracted and prospective vendors, ESG monitoring identifies applicable risks such as Modern Slavery, AML, ABAC, fraud, and other human rights violations. This ongoing screening allows us to baseline a third-party’s risk profile and subsequently flag and assess any activities that are inconsistent with our Supplier Code.

High risk items identified through third-party monitoring with direct impacts to CIBC are reviewed and, if applicable, escalated to impacted internal stakeholders for additional due diligence to ensure mitigation of the risk exposure.

For example, the CIBC relationship manager for the implicated third-party or a particular control group, such as Reputation Risk, may be engaged to perform additional due diligence. CIBC will discuss with the third-party any instances where corrective actions are required and track these issues from beginning to completion. Severe incidents that are not mitigated may result in possible termination of the third-party relationship in accordance with the third-party’s applicable agreement, or a decision not to contract with a potential vendor, including removal from consideration in the Request for Proposal process.

In fiscal 2024, there were no high risk items related to Modern Slavery identified through our ongoing third-party monitoring process. Consequently, no remediation measures were required in fiscal 2024 by CIBC either in respect of any Modern Slavery incidents, as well as to address any resulting loss of income to vulnerable persons.

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5.4 Mechanisms to report concerns and complaints

We foster a workplace where team members are encouraged to raise concerns if something does not seem right, including concerns about unethical behaviours and human rights, and for situations that are inconsistent with our Code or that may be damaging to CIBC or our stakeholders. CIBC is committed to reviewing and addressing any concerns raised in a timely and fair manner, and in accordance with applicable laws and CIBC policies, guidelines, and processes.

There are a variety of mechanisms through which team members can raise their concerns, including speaking directly to their people leader, Human Resources Business Partner and/or Employee Relations Consultant, and following the applicable workplace issues resolution process for their region. Alternatively, all stakeholders, including third-parties such as clients and suppliers, can report concerns to CIBC anonymously if desired, through CIBC’s confidential Whistleblower Program.

Retaliation for raising a concern is strictly prohibited.

5.5 Training and awareness

Annually, all team members globally must demonstrate their understanding of human rights risks by completing comprehensive ethical training courses on topics such as: CIBC’s Code of Conduct; anti-bribery and anti-corruption; anti-money laundering and anti-terrorist financing; sanctions, fraud, security and privacy; health and safety; our risk responsibility; and creating a respectful and safe workplace (which includes discrimination, harassment, sexual harassment and violence prevention).

Many of our client-facing teams receive training related to human trafficking. This includes awareness of how human trafficking intersects with the financial industry, how to recognize the signs, and how to report suspected incidents for investigation.

CIBC also aims to raise enterprise awareness of human trafficking by hosting interviews with survivors and discussing their experiences navigating the financial system during and after their trafficking period. All team members are provided with opportunities to engage further on this topic through a digital course that discusses the nuances and impacts of human trafficking and the financial industry. Team members are encouraged to participate in CIBC’s Annual Human Trafficking Education & Awareness month in February, as well as the United Nations designated World Day Against Trafficking in Persons on July 30.

6. Assessing the effectiveness of our actions

Responsibility for human rights is shared across CIBC’s strategic business units and functional groups. We seek to assess the effectiveness of our actions in conjunction with internal and external stakeholders by tracking our progress to respond to Modern Slavery risks in our operations, business activities, and supply chains. We are committed to continuously improving our approach to human rights and continue to assess and refine key performance indicators that measure progress in operationalizing our commitments.

To assess the effectiveness of our approach to social risks, including human rights and Modern Slavery risks, we consider input from relevant internal and external stakeholders, including clients, investors, and community representatives. The effectiveness of our programs is regularly evaluated to confirm each remains current and aligned with business activities, regulatory developments, and industry standards.

Examples of activities used to assess the effectiveness of our actions include:

•	Continuous third-party screening on social risk, including with respect to human rights and Modern Slavery;
•	Ongoing monitoring of reports received related to Modern Slavery claims made through our reporting channels, including through Project Protect (see section 8. Other relevant information);
•	Identifying new and emerging issues by engaging with internal and external stakeholders; and
•	Collaborating with industry peers and external stakeholders to develop mechanisms to remedy adverse impacts related to human rights abuses.

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7. Process of consultation and approval

Our Modern Slavery and Human Trafficking Statement is evaluated annually against industry practices and recommendations from stakeholders and updated in collaboration with relevant corporate areas, including Enterprise ESG, TPRM, Procurement, Human Resources, Legal, Corporate Secretary, Risk Management (Compliance & Global Regulatory Affairs, Enterprise AML, Privacy Office), and other representatives from relevant CIBC entities.

As part of this annual preparation and review, the Enterprise ESG team engages in consultation with management teams in relevant offices and subject matter experts to ensure effective governance. As outlined in CIBC’s Regulatory Compliance Management Policy, we have Oversight Functions for the relevant regional Modern Slavery Acts responsible for ensuring that CIBC has appropriate regulatory compliance processes, policies, and controls in place to meet their regulatory compliance oversight obligations.

This statement operates enterprise-wide across CIBC and was approved by CIBC’s Board of Directors on January 30, 2025, and all boards of wholly owned subsidiaries subject to the reporting requirements.

8. Other relevant information

CIBC is a key contributor to Project Protect. This public-private partnership is combatting human trafficking, relating specifically to sexual exploitation. Led by the Financial Transactions and Reports Analysis Centre of Canada, law enforcement, and major Canadian banks, this program focuses on detecting, deterring, and stopping human trafficking money trails. As part of the initiative, CIBC has monitoring measures to detect suspicious financial transactions. These methods use advanced data and modelling techniques to more precisely focus on patterns that suggest human trafficking activity and identify the merchants and individuals involved.

One of the consequences that victims of trafficking can face is debt accumulated in their name in the form of credit cards, mortgages, and other loans. In many instances, traffickers either apply for banking products or have the victims apply through force and/or coercion. This debt can follow survivors for years after their trafficking has ended and can complicate their path towards healing. The CIBC Anti-Human Trafficking Program was created to support survivors of human trafficking on the path towards healing and help reclaim control of their finances by working to identify and remove any debt wrongfully accrued in their name during their trafficking period.

In accordance with the requirements of the Canadian Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in this joint Statement for the entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate, and complete in all material respects for the purposes of the Canadian Act, for the reporting year listed above.

Victor G. Dodig, President and Chief Executive Officer, Director
January 30, 2025
Signed on behalf of Canadian Imperial Bank of Commerce(4)
I have the authority to bind Canadian Imperial Bank of Commerce.

(4)

Canadian Imperial Bank of Commerce is a bank incorporated in Canada pursuant to the Bank Act (Canada) and is also registered as a foreign company in Australia with ARBN 608 235 847. Its registered U.K. branch address is 150 Cheapside, London EC2V 6ET and its registration number is FC001165. CIBC is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of regulation by the Prudential Regulation Authority are available on request.

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